SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September 2021

SharpLink Gaming Ltd.
(formerly Mer Telemanagement Solutions Ltd.)
(Name of Registrant)

333 Washington Avenue North, Suite 104
Minneapolis, MN 55402
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐            No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

SharpLink Gaming Ltd.

EXPLANATORY NOTE

The following exhibits are attached:

EXHIBIT NO.	DESCRIPTION

99.1	Unaudited Interim Consolidated Financial Statements as of June 30, 2021
99.2	Operating and Financial Review and Prospects as of June 30, 2021

Also attached hereto and furnished herewith as Exhibit 101 are the Consolidated Interim Financial Statements as at June 30, 2021 (Unaudited), formatted in XBRL (eXtensible Business Reporting Language), consisting of the following sub-exhibits:

EXHIBIT NO.	DESCRIPTION

EX-101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
EX-101.SCH	Inline XBRL Taxonomy Extension Schema Document
EX-101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
EX-101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
EX-101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
EX-101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

Exhibit 99.1 and 99.2 of this report are incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-258201 and 333-237989) and Form S-8 (File No. 333-180369 and 333-123321), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SharpLink Gaming Ltd.

Dated: September 30, 2021	By:	/s/ Rob Phythian
Rob Phythian
Chief Executive Officer